Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

2.	Date of Material Change

November 11, 2013

3.	News Release

A news release was issued by Sears Canada Inc. on November 11, 2013 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov).

4.	Summary of Material Change

On November 11, 2013, Sears Canada Inc. announced that it has reached a definitive agreement with Montez Income Properties Corporation to sell its 50% joint venture interest in eight properties it owns with The Westcliff Group of Companies (“Westcliff”) for approximately $315 million. The transaction is scheduled to close on January 8, 2014. The properties involved are comprised of four regional shopping centres, two strip centres and two open-format retail centres. Westcliff will continue as 50% owner and exclusive manager of the properties.

5.	Full Description of Material Change

See the news release attached.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer of Sears Canada Inc. who is knowledgeable about this material change is:

Klaudio Leshnjani
Executive Vice-President, Chief Operating Officer and General Counsel
Telephone: (416) 941-4413

DATED at Toronto, Ontario, this 14th day of November, 2013.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Sale of Certain Joint Ventures

TORONTO - November 11, 2013 - Sears Canada Inc. (TSX: SCC) announced that it has reached a definitive agreement with Montez Income Properties Corporation (“Montez”) to sell its 50% joint venture interest in eight properties it owns with The Westcliff Group of Companies (“Westcliff”) for approximately $315 million. The agreement is subject to customary closing conditions including site investigations and financing. The transaction is scheduled to close on January 8, 2014. The properties involved are comprised of four regional shopping centres, two strip centres and two open-format retail centres. Westcliff will continue as 50% owner and exclusive manager of the properties.

Sears stores that are currently situated on these properties will remain in operation; there will be no impact on customers or associates in these stores as a result of this transaction.

“As we have previously stated, unlocking the value of assets is a lever we use as a way to help create total value,” said Doug Campbell, President and Chief Executive Officer, Sears Canada Inc. “The joint venture assets we are selling to Montez impact neither our store operations nor our ability to serve customers. As such, our primary focus in creating long-term value remains on the basics of the business and continuing to become more relevant with Canadians coast to coast.”

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Although the Company believes that the forward-looking information presented with respect to the sale of its interest in the joint venture is reasonable, there can be no assurance that closing will occur and such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.